February 19, 2015

VIA EDGAR SUBMISSION

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             The Container Store Group, Inc.

Form 10-K for the Fiscal Year Ended March 1, 2014

Filed May 28, 2014

Form 10-Q for the Quarterly Period Ended November 29, 2014

Filed January 9, 2015

File No. 1-36161

Dear Mr. Thompson:

The Container Store Group, Inc. (the “Company”) is pleased to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 6, 2015 to Jodi L. Taylor, the Company’s Chief Financial Officer.  For ease of reference, each comment is repeated in italics below and followed by the Company’s response.

COMMENT

Form 10-K for the Fiscal Year Ended March 1, 2014

Item 9A. Controls and Procedures, page 114

Evaluation of Disclosure Controls and Procedures

1.              Please tell us the details of the material weakness related to accounting for the elfa® trade name impairment including a description of the actual control deficiency and how it was discovered.  Include in your discussion any errors that were identified and corrected and what specific steps were taken to remediate the material weakness.  In addition, please explain to us how you concluded that the weakness is limited to the elfa® trade name and not any other intangible assets.

RESPONSE

The material weakness discussed in Item 9A. Controls and Procedures in our Form 10-K for the fiscal year ended March 1, 2014 was driven by a control deficiency regarding inadequate management review as it specifically relates to the accounting for the elfa® trade name, which includes the annual impairment test of the intangible asset.  Specifically, as of March 2, 2013, management’s review was not executed sufficiently to detect the following errors:

•                  The elfa® trade name intangible asset and related annual impairment test was incorrectly denominated in and calculated using the U.S. dollar and a U.S. tax rate. Rather, the intangible asset and related impairment test should have been denominated in and calculated using the Swedish krona and a Swedish tax rate, which is the functional currency  and statutory tax rate of our Elfa segment, which legally owns the trademarks, and

•                  The calculation of the fair value of the elfa® trade name as of March 2, 2013 contained a clerical error, which led to an incorrect calculation of the respective impairment charge.

The errors were discovered during the year-end audit procedures performed by our external auditors for the fiscal year ended March 2, 2013 and resulted in a restatement of previously issued financial statements for fiscal years 2007 through 2011, which corrected the first error described above.  Additionally, the clerical error was corrected in our audited financial statements for the fiscal year ended March 2, 2013.

Based on the identification of the control deficiency, we designed and implemented remediation measures to address the deficiency described above.  The following actions, which have remediated the control deficiency, were completed prior to March 1, 2014:

•                  We redesigned the process such that we now engage a third-party service provider who specializes in valuation techniques to perform valuation services in connection with the application of Accounting Standard Codification (“ASC”) 350 for all indefinite-lived intangible assets.

•                  We redesigned the control such that management performs a detailed review of the valuation analysis performed by the third-party valuation services provider, consisting of two layers of management review, rather than one.  Review procedures include verification of projections used in the calculations and carrying values of intangibles, reasonableness and consistency check of assumptions used in the calculation of weighted average costs of capital and royalty rates, and recalculation of fair values.

Management determined that the material weakness was limited to the elfa® trade name and not any other intangible assets as a result of the following. First, management noted that the TCS reporting unit intangibles are denominated in U.S. dollars and, therefore, are not impacted by the first error described above.  Additionally, in fiscal 2011, the Company adopted Accounting Standards Update (“ASU”) No. 2011-08 Testing Goodwill for Impairment and in fiscal 2012, the Company early adopted ASU 2012-02 Testing Indefinite-lived Intangible Assets for Impairment.  The updated accounting guidance provides for a qualitative screening process, commonly known as “Step 0”, to be applied to goodwill and indefinite-lived intangible assets.  The “Step 0” process allows management to assess qualitative factors to determine whether the existence of events or circumstances indicates that it is more likely than not that goodwill or an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action.

The Company implemented the “Step 0” approach for goodwill and indefinite-lived intangible assets in fiscal year 2012 and management concluded that it was not more likely than not that TCS reporting unit goodwill and the TCS trade name were impaired; therefore, we were not required to take further action.  Management also concluded that it was more likely than not that the elfa® trade name was impaired, which required us to proceed to Step 1 of the impairment analysis.  The control deficiency occurred during management’s review of the elfa® trade name Step 1 impairment analysis, as the level of precision required for this review was inadequate.  Management’s review of the Step 0 analysis and conclusions was determined to be effective.  Also, there was a substantial amount of cushion between the carrying amounts and fair values of the TCS reporting unit intangibles in fiscal year 2011 ($124 million for goodwill and $146 million for the trade name), which would indicate that the requirement of Step 1 procedures for the TCS reporting unit intangibles in the future was unlikely. Therefore, management determined that the material weakness was limited to the elfa® trade name and not any other intangible assets.

COMMENT

Form 10-Q for the Quarterly Period Ended November 29, 2014

Notes to consolidated financial statements (unaudited)

Description of business and basis of presentation, page 8

2.              We note your disclosure that during the second quarter of fiscal 2014 you determined it was necessary to amend a tax return for a prior period resulting in a reduction of $1.8 million to your provision for income taxes and an increase to income taxes receivable.  Please explain to us how management determined the correction was not material to estimated income for the full fiscal year and also to the effect on trend of earnings.  In your response, please reference both the qualitative and quantitative assessment of materiality per SAB 99.

RESPONSE

To evaluate the materiality of the error related to the amended tax return at the time of our preparation of the financial statements for the second quarter of fiscal 2014, we considered the guidance in ASC 250-10-45 and ASC 250-10-S99, which incorporates the guidance in Staff Accounting Bulletin (“SAB”) No. 99 “Materiality” and SAB No. 108 (SAB Topic 1.N: Quantifying Misstatements in Financial Statements). We also considered additional guidance regarding materiality in Statements of Financial Accounting Concepts - Concept 2: “Qualitative Characteristics of Accounting Information” and U.S. Auditing Standards “Reports on Audited Financial Statements.” In accordance with the guidance referenced above, we considered both quantitative and qualitative factors in our assessment of materiality as described below.

Quantitative Analysis:

To determine the appropriateness of our method of correcting the error for the amended tax return, we referred to the guidance in SAB 108. SAB 108 provides guidance on the consideration of the effects of prior-period misstatements in quantifying current-period misstatements (for the purpose of a quantitative materiality assessment). SAB 108 states that, if, under the iron curtain method, the cumulative correction of an error in the current period has a material effect on the current-period financial statements (considering all relevant quantitative and qualitative factors), the prior-period financial statements should be corrected, even though such revision previously was, and continues to be, immaterial to those prior-period financial statements under the rollover method. The SAB 108 analysis of the impact of correcting the error in the current period must be conducted after an analysis of the impact of the error on the prior periods was conducted to determine whether such prior-period financial statements were materially misstated. In accordance with such guidance, we evaluated the materiality of the error identified during the second quarter of fiscal year 2014 using both the “iron curtain” and “rollover” methods.

In the second quarter of fiscal 2014, the Company determined that an error was made in how certain fiscal year 2008 distributions from Elfa to TCS were characterized for tax purposes, which resulted in the understatement of the deferred tax asset related to net operating losses (“NOL”) and an overstatement of the deferred tax asset related to foreign tax credits (“FTC”). Since all deferred tax assets were fully reserved, there was de minimis impact to the financial statements until the Company was able to substantially utilize its NOL’s in fiscal year 2012. Our SAB 108 analysis began with a focus on fiscal years 2012 and 2013, as these were the years the error would have impacted the income tax provision (benefit). The error included the impact of the error for the amended tax return along with the effects of other income tax provision errors in those periods.  The table below illustrates the impact of the adjustments to various financial statement measures in fiscal years 2012 and 2013 utilizing the rollover method:

(in millions, unless otherwise noted)	2012 as reported	2012 as adjusted	2013 as reported	2013 as adjusted
Net income (loss)	$(0.1)	$1.1	$8.2	$8.8
Net income (loss) as a percent of net sales	0.0%	0.1%	1.1%	1.2%
Net loss available to common shareholders	$(90.5)	$(89.3)	$(51.6)	$(50.9)
Net loss per common share	$(30.88)	$(30.48)	$(2.87)	$(2.84)
Adjusted EBITDA	$87.6	$87.6	$86.1	$86.1
Noncurrent deferred tax liability	$87.8	$88.1	$85.8	$85.3
Deferred tax asset - current	$1.5	$1.8	$4.3	$4.2
Income taxes payable	$2.7	$3.2	$3.5	$3.7
Income taxes receivable	$0.1	$1.8	$0.1	$1.8
Accrued liabilities	$51.8	$51.8	$60.5	$60.6

We noted that the Company was in essentially “breakeven” positions for net income (loss) as a percent of net sales in these fiscal years before the impact of any adjustments. We determined that if the error was corrected in fiscal 2012 and fiscal 2013, the Company would still be in essentially “breakeven” positions as a percent of net sales in those fiscal years.  We also analyzed the impact of the error on net loss available to common shareholders and net loss per common share, as well as adjusted EBITDA for fiscal years 2012 and 2013, concluding that the effects were not material. Furthermore, since the Company had no formal plan to utilize its FTC’s, the deferred tax assets for FTC’s were fully reserved until the error was discovered in the second quarter of fiscal 2014. As such, the overstatement of the FTC deferred tax asset had no impact on net income (loss) and the impact of the error to the balance sheet was primarily within deferred and current tax line items and did not materially affect the consolidated balance sheet.  Additionally, the deferred tax assets for NOL’s and FTC’s are carried on the same line item in the income tax footnote disclosures and did not materially affect the disclosures. Therefore, we concluded that the effects of the error were not quantitatively material to any prior-period financial statements.

We then evaluated the impact of correcting the error for the amended tax return using the iron curtain method based on forecasted results for fiscal year 2014.    The quantitative factors that we considered in our assessment of materiality with respect to the error included the impact of the error on forecasted fiscal year 2014 pre-tax income (loss) and net income (loss), as well as the impact on balance sheet line items, the cash flow statement, and footnote disclosures.  We noted that the adjustment of the error was less than 5% of forecasted pre-tax income for fiscal year 2014.  We also considered the impact to adjusted EBITDA, adjusted net income, and adjusted net income per common share, noting that the adjustment did not impact these supplemental non-GAAP measures.  As a result of our iron curtain method analysis, we determined that the error would not be quantitatively material to the fiscal year 2014 financial statements.

Qualitative Analysis:

We also analyzed the impact of the error from a qualitative perspective to determine materiality.  The qualitative factors that we considered included the following:

•                  The adjustment of the error does not mask a change in earnings or other trends.  The Company reported net losses in fiscal years 2010 and 2011 primarily due to impairment charges on intangible assets.  Each fiscal year since 2011 has shown improvement in net income (loss), with fiscal year 2012 resulting in essentially “breakeven” results as a percent of revenues.  The adjustment of the error would not change this trend of improvements to net income since 2011.  Also, given the Company’s fully reserved valuation allowance position until March 1, 2014, the Company’s effective tax rate has ranged from (10%) to 97% from fiscal years 2010 thru 2013.  Since there has not historically been a consistent or predictable trend in the effective tax rate, the adjustment of the error would not have changed any established trend.  Also, although the adjustment does change the fiscal year 2012 net loss to net income, we concluded that the overall trend of net income would not be affected and the Company would still be in an essentially “breakeven” position as a percent of revenues after the impact of the adjustment in fiscal year 2012. The following table illustrates the impact of the adjustment to the trend in earnings and the effective tax rate:

	Net Income Trend		Effective Tax Rate Trend
	As reported	As adjusted	As reported	As adjusted
2013	$8.2	$8.8	5.2%	(2.3)%
2012	$(0.1)	$1.1	97.2%	123.1%
2011	$(30.7)	$(30.7)	4.3%	4.3%
2010	$(45.1)	$(45.1)	(10.1)%	(10.1)%

•                  The adjustment made in the second quarter of fiscal 2014 constitutes the full impact of the error and did not arise from an unlawful transaction.  The error arose from an item capable of precise measurement, rather than an estimate; therefore, the adjustment as calculated represents the entire possible amount of the error.  The error primarily relates to the misapplication of a complex U.S. tax code provision related to foreign earnings regarding a transaction that occurred in fiscal year 2008 and has not occurred again since that time.

•                  The adjustment does not hide a failure to meet analysts’ consensus expectations. In addition to measures of financial performance presented in accordance with GAAP, analysts rely heavily on many other supplemental measures to assess the performance of the Company.  These include comparable store sales growth, as well as non-GAAP profitability measures such as adjusted EBITDA, adjusted net income (loss), and adjusted net income (loss) per common share.  The adjustment of the error did not impact any of these supplemental measures in any period.

•                  The adjustment does not impact segment reporting.  The Company’s segment reporting footnote presents net income (loss) before taxes and, as such, the adjustment for the error would not change the segment information presented in the financial statements in any period.

•                  The adjustment does not affect the Company’s compliance with loan covenants or other contractual requirements.  The Company’s loan covenants for all periods are based on Adjusted EBITDA, a non-GAAP measure that is not impacted by the adjustment of the error.

•                  The adjustment does not affect the Company’s compliance with regulatory requirements.

•                  The adjustment does not have a material impact on management’s compensation.  Prior to and including fiscal year 2013, management’s compensation was based on Adjusted EBITDA; therefore, the adjustment had no impact on management’s compensation in those periods.  Effective in fiscal year 2014, the Chief Executive Officer, President & Chief Operating Officer, and Chief Merchandising Officer’s compensation packages were modified to include earnings per share as one of the components in their annual bonus.  As such, we evaluated and determined that recording the entire adjustment in fiscal year 2014 would increase management’s compensation by $110 thousand at most for all three individuals in total, which management does not believe is a material amount to the overall compensation packages of these individuals.

Conclusion

Based on our quantitative and qualitative assessment of materiality discussed above, we determined that it was appropriate to correct the error during the second quarter of fiscal 2014.  We believe that our conclusion regarding materiality is shared by our investors and the analysts, as we did not receive any questions from the investor or analyst community regarding the adjustment for the tax error during our second quarter earnings call following disclosure of the error and adjustment.  Additionally, since the second quarter of fiscal 2014, we have continued to monitor the impact of the adjustment of the error on the current period financial statements on a quarterly basis based on latest forecasted results and still believe that the amount is not material.

* * * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to telephone the undersigned at (972) 538-6408 if you have any questions regarding this response letter.

Very truly yours,

/s/ Jodi L. Taylor

Jodi L. Taylor
Chief Financial Officer